BASIS OF PRESENTATION

This discussion and analysis covers our interim consolidated financial statements for the three months ended March 31, 2008. As well, it provides an update to our “Management’s Discussion and Analysis” for the year ended December 31, 2007. The information below should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for the year ended December 31, 2007. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 19 to the consolidated financial statements for the year ended December 31, 2007. Unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. This discussion and analysis is dated April 27, 2008.

All amounts in this report are in U.S. dollars, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

Any statement contained in this Management Discussion and Analysis which does not constitute an historical fact, may be deemed a projection. Verbs such as “believe”, “foresee”, “estimate”, “expect” and other similar expressions appearing in this discussion and analysis generally indicate projections. These projections do not provide guarantees as to the future performance of Ballard and are subject to risks, both known and unknown, as well as uncertainties which may cause the outlook, profitability and actual results of Ballard to differ significantly from the profitability or future results stated or implied in these projections.

FINANCIAL OVERVIEW

AFCC TRANSACTION

On January 31, 2008, we completed the agreement announced on November 7, 2007 with Daimler AG (“Daimler”) and Ford Motor Company (“Ford”) to sell our automotive fuel cell research and development assets (“the AFCC Transaction”). The AFCC Transaction involved the transfer of certain automotive fuel cell assets to Daimler, Ford and a newly created private company, AFCC Auto Fuel Cell Cooperation Corp. (“AFCC”). AFCC was created to carry on the development of automotive fuel cells for Daimler and Ford. At the closing of the AFCC Transaction on January 31, 2008:

  We transferred to AFCC our automotive fuel cell test equipment, automotive fuel cell inventory, $2 million in cash, all automotive fuel cell development contracts between Ballard, Daimler and Ford, 112 personnel and related office equipment. In exchange, AFCC assumed Ballard’s automotive fuel cell warranty liabilities.

  Daimler and Ford received 80.1% of the outstanding shares of AFCC, ownership of Ballard’s automotive patents, a royalty-free, sub-licensable license to the remaining Ballard intellectual property for use in automotive applications, and $58 million in cash. We funded this $58 million and the $2 million to AFCC from our existing cash equivalents and short-term investments. Daimler and Ford then transferred this $58 million plus an additional $60 million of Daimler and Ford’s cash to AFCC. In exchange, Daimler and Ford returned to us an aggregate of 34,261,298 of our common shares, one of our Class A shares and one of our Class B shares, collectively representing Daimler and Ford’s entire direct and indirect equity interest in Ballard. These shares were valued at $173.9 million, or $5.08 per share, after consideration of the average quoted market price of our common shares around the announcement date and the formal valuation report prepared by an independent investment bank. These shares were then cancelled.

  We retained a 19.9% interest in AFCC, subject to a share purchase agreement under which Ford, either at our option or Ford’s election, will purchase our interest in AFCC at any time after January 31, 2013 for $65 million plus interest accruing at LIBOR. The purchase may take place earlier than January 31, 2013 if certain other events occur. We have no obligation to fund any of AFCC’s operating expenses. Our investment in AFCC is carried at cost.

  We recorded a gain on sale of assets of $96.9 million. The gain is lower than our estimated gain of $100 million due to a decrease in the fair value of the above Ford share purchase agreement as a result of declines in LIBOR rates and an increase in Ford’s borrowing rate from the announcement date to the closing date. In accordance with GAAP, the operations of our automotive segment disposed of in the AFCC Transaction have not been presented as discontinued operations due to our continuing relationship with AFCC and the provision of product and services to this segment subsequent to the sale of the automotive assets. As a result, comparative figures have not been restated.

  After the closing of the AFCC Transaction, our business activities in the Automotive market segment include; the design, development, manufacture, sale and service of fuel cell products for the bus market; contract manufacturing of light-duty automotive fuel cell products; and testing and engineering services provided primarily to AFCC.

FIRST QUARTER RESULTS

Our revenues for the three months ended March 31, 2008, increased 18% to $16.0 million, compared to $13.6 million for the same period in 2007. During the first quarter of 2008, product and service revenues increased $3.0 million, or 31%, and engineering development revenue decreased $0.6 million, or 14%, compared to the same quarter last year. Product and service revenues totaled $12.7 million for the current year quarter with product revenues of $9.5 million and service revenues of $3.2 million, compared to product revenues of $6.9 million and service revenues of $2.8 million in the first quarter of 2007. The increase in product revenues of $2.6 million was driven by higher shipments of automotive, materials handling and backup power fuel cell products partially offset by lower carbon fiber and residential cogeneration products. The increase in service revenues of $0.4 million is primarily due to testing and engineering services provided to AFCC partially offset by a decline in field service for fuel cell buses. The decline in field service revenues for fuel cell buses is as expected, as fewer fuel cell buses remain in operation. Engineering development revenue of $3.4 million resulted from work performed and achievement of the milestones under the 1kW residential cogeneration fuel cell development program and from automotive fuel cell program work prior to the closing of the AFCC Transaction.

Our net income for the three months ended March 31, 2008 increased to $81.0 million, or $0.87 per share, compared with a net loss of $14.3 million, or ($0.12) per share, in the first quarter 2007. The first quarter net income in 2008 includes a gain on sale of assets of $96.9 million related to the AFCC Transaction. The first quarter net loss in 2007 includes a gain from discontinued operations of $0.3 million, relating to our electric drive operations disposed of in 2006.

Our normalized net loss (see Non-GAAP Measures) for the three months ended March 31, 2008 increased 9% to $15.9 million, compared to $14.5 million for the corresponding period in 2007. The primary reasons for the $1.4 million higher normalized net loss in 2008 were increases in foreign exchange losses of $1.9 million and decreases in investment income of $1.2 million. Decreases in product and service gross margins of $1.1 million and engineering development revenues of $0.6 million were offset by decreases in operating expenses of $1.5 million and depreciation and amortization of $2.1 million. Lower gross margins were driven by larger reductions in warranty provisions for 2007 compared to 2008 combined with decreased volumes of carbon fiber products due to a labor strike affecting a key customer. The decline in operating expenses was driven by lower research and development expenses on automotive fuel cell programs as a result of the AFCC Transaction partially offset by the effect of a stronger Canadian dollar, relative to the U.S. dollar. On a per share basis, normalized net loss increased to $0.17 per share in the first quarter of 2008 from $0.13 per share in the first quarter of 2007, primarily due to the 30% reduction in the number of common shares outstanding on January 31, 2008 as a result of the closing of the AFCC Transaction.

Operating cash consumption (see Non-GAAP Measures) for the three months ended March 31, 2008 decreased 43% to $9.2 million, compared to $16.1 million for the corresponding period in 2007. The $6.9 million improvement in operating cash consumption was driven primarily by lower working capital requirements and lower operating expenses partially offset by foreign exchange losses and a decline in investment income.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified the policies below as critical to our business operations and an understanding of our results of operations. The application of these and other accounting policies are described in note 1 to the 2007 consolidated financial statements. Our preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

REVENUE RECOGNITION

We earn revenues under certain contracts to provide engineering development services. These contracts provide for the payment for services based on our achieving defined milestones or on the performance of work under our product development programs. Revenues are recognized under these contracts based on assessments of progress achieved against these milestones or on the proportionate performance method of accounting. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period.

Under the terms of certain other contracts, we also earn product and engineering service revenue, which is recognized based on the proportion of performance completed. There is a risk that estimated costs to complete a contract might change, which may result in an adjustment to previously recognized revenues.

During the three months ended March 31, 2008 and 2007, there were no material adjustments to engineering development revenue and product and engineering service revenue relating to revenue recognized in a prior period.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions.

We review our warranty provision quarterly and make adjustments to our assumptions based on the latest information available at the time and to reflect the expiry of contractual obligations. Adjustments to our warranty provision are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three months ended March 31, 2008 and 2007 were reduced by a net amount of $0.1 million and $1.2 million, respectively. The 2007 reductions in accrued warranty liabilities were primarily due to cost reductions, contractual expirations and improved lifetimes of our automotive fuel cells.

INVENTORY PROVISION

In establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology or design which could make inventory on hand obsolete. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. Unforeseen changes in these factors could result in additional inventory provisions being required. During the three months ended March 31, 2008 and 2007, inventory provisions of $0.3 million and $0.5 million, respectively, were recorded as a charge to cost of product and service revenues.

INVESTMENTS

We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether an impairment has occurred in the value of these investments that must be recorded. During the three months ended March 31, 2008 and 2007, no write-downs of our investments were recorded.

INTANGIBLE ASSETS AND GOODWILL

In accordance with Canadian GAAP, we do not amortize goodwill, and we amortize intangible assets over periods ranging from five to 15 years. At least annually, we review the carrying value of our intangible assets and goodwill by segment for potential impairment. Among other things, this review considers the fair value of the business based on discounted estimated cash flows. If circumstances indicate that impairment in the value of these assets has occurred, we would record this impairment in the earnings of the current period. During the three months ended March 31, 2008 and 2007, no write-downs of intangible assets or goodwill were recorded.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Convergence with International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board (“AcSB”) ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (“IFRS”). In 2008, the AcSB confirmed the convergence date as January 1, 2011.

Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by the AcSB and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS.

As the International Accounting Standards Board currently, and expectedly, has projects underway that should result in new pronouncements that continue to evolve IFRS, and that this Canadian convergence initiative is still in its early phases as of the date of these consolidated financial statements, it is premature to currently assess the impact of the Canadian initiative on the Company.

Capital Disclosures

In 2008, the recommendation of the Canadian Institute of Chartered Accountants (“CICA”) for capital disclosures (CICA Handbook Section 1535) applied to the Company. This new section establishes standards for disclosing information about an entity’s capital and how it is managed. This standard requires us to disclose (i) our objectives, policies and processes for managing capital; (ii) summary quantitative data about what we manage as capital; (iii) whether during the period we complied with any externally imposed capital requirements to which we are subject; and (iv) if we have not complied with such requirements, the consequences of such non-compliance. We have added note 10 to our consolidated financial statements to comply with this new standard.

RESULTS OF OPERATIONS

Revenues for the three months ended March 31, 2008 were $16.0 million, a $2.4 million, or 18% increase from the same period in 2007, reflecting increases in product and service revenues of 31% partially offset by lower engineering development revenue of 14%.

The following table provides a breakdown of our revenues for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
	2008			2007
	Product			Product
	and	Engineering	Total	and	Engineering	Total
	Service	Development		Service	Development
Power Generation	$2,777	$1,738	$4,515	$2,119	$1,699	$3,818
Automotive	6,995	1,618	8,613	3,476	2,219	5,695
Material Products	2,915	-	2,915	4,083	-	4,083
	$12,687	$3,356	$16,043	$9,678	$3,918	$13,596

Power Generation product and service revenues for the three months ended March 31, 2008 increased $0.7 million, or 31%, compared to the same period in 2007. Increased product shipments in the materials handling and backup power markets combined with higher non-recurring engineering service revenues for government contracts in the materials handling and backup power markets were partially offset by lower residential cogeneration market sales. The decline in residential cogeneration market sales was expected due to the transition in 2008 to a lower cost product currently being delivered for final stage testing and evaluation purposes combined with the delivery of fuel cell membrane electrode assemblies (“MEA’s” - a key component of a fuel cell) instead of fuel cell stacks as the fuel cell stacks will be assembled in Japan by our joint venture partner, EBARA BALLARD.

Power Generation engineering development revenues for the three months ended March 31, 2008 and 2007 were comparable. Amounts are derived from our 1kW residential cogeneration fuel cell program and reflect the percentage of completed performance of our development program for our customer, the related costs of which were included in research and development expenses.

Automotive product and service revenues for the three months ended March 31, 2008 increased $3.5 million, or 101%, compared to the same period in 2007. Increased automotive fuel cell product shipments in the light duty and fuel cell bus markets combined with increased automotive service revenues derived primarily from new testing and engineering services provided to AFCC of $0.7 million were partially offset by an expected decline in field service revenues for fuel cell buses due to a lower number of fuel cell buses under service contracts.

Automotive engineering development revenue for the three months ended March 31, 2008 decreased $0.6 million, or 27%, compared to the same period in 2007 due to the timing of performance of work, and the timing of achievement of development milestones under our automotive fuel cell development program and as 2008 includes only one month of automotive development revenues compared to a full quarter in 2007 due to the closing of the AFCC Transaction on January 31, 2008. The costs associated with these engineering development revenues are included in research and development expenses.

Material Products revenues for the three months ended March 31, 2008 decreased $1.2 million, or 29%, compared to the same period in 2007, due primarily to decreased customer volumes as a result of a labor strike affecting a key customer.

Cost of product and service revenues for the three months ended March 31, 2008 were $10.5 million, an increase of $4.1 million, or 63%, compared to the same period in 2007. This increase was driven by higher automotive product shipments in the light duty and fuel cell bus markets, costs incurred for new automotive testing and engineering services provided to AFCC and increased activities related to government contracts in the materials handling market, partially offset by lower service costs related to fewer fuel cell buses under service contracts and lower material product shipments. Cost of product and service revenue was also affected by a reduction of warranty provisions of $1.1 million in the first quarter of 2007 compared to $0.1 million in the first quarter of 2008. The reductions in accrued warranty liabilities for 2007 were primarily due to cost reductions, contractual expirations and improved lifetime for our automotive fuel cells.

Gross margins on product and service revenues declined in the three months ended March 31, 2008 to $2.2 million, compared to $3.2 million for the same period in 2007. This decrease was driven by larger reductions in warranty provisions for 2007 compared to 2008 combined with lower volumes in material products and higher government contract costs in the materials handling market. These increases were partially offset by higher gross margins in our Automotive segment as increased automotive product shipments and increased automotive testing and engineering services more than offset the declines in field service for buses.

Research and product development expenses were $11.3 million for the three months ended March 31, 2008, a decrease of $1.9 million, or 14%, compared to the same period in 2007. This decline in expenditures related primarily to the disposition of our automotive fuel cell development programs on the closing of the AFCC Transaction, partially offset by the negative effect of a stronger Canadian dollar, relative to the U.S. dollar, for the quarters in comparison combined with increased investment in building capability and growth capacity in our Power Generation and fuel cell bus programs.

Included in research and product development expenses for the three months ended March 31, 2008 and 2007 were costs of $2.5 million and $6.3 million, respectively, related to our achievement of predefined milestones for our customers under the development programs for which we earned engineering development revenue.

General and administrative expenses were $4.1 million for three months ended March 31, 2008, an increase of $0.6 million, or 16%, compared to the same period in 2007. The overall increase is due primarily to the negative effects of a stronger Canadian dollar, relative to the U.S. dollar. Income earned of $0.4 million from administrative service agreements with AFCC was recorded as other income.

Marketing and business development expenses were $1.6 million for three months ended March 31, 2008, a decrease of $0.1 million, or 6%, compared to the same period in 2007. The overall decrease is primarily due to decreased marketing development support for our Automotive markets partially offset by the negative effects of a stronger Canadian dollar, relative to the U.S. dollar.

Depreciation and amortization was $1.6 million for the three months ended March 31, 2008, a decrease of $2.1 million, or 57%, compared to the same period in 2007. Depreciation and amortization declined as some assets became fully depreciated or amortized during 2007 and certain intangible assets were disposed in the AFCC Transaction.

Investment and other income was $0.2 million for the three months ended March 31, 2008, compared to $2.9 million for the same period in 2007.

The following table provides a breakdown of our investment and other income for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
	2008	2007
Investment income	$1,097	$2,294
Other income	373	-
Foreign exchange gain (loss)	(1,298)	603
Investment and other income	$172	$2,897

The decrease in investment income of $1.2 million, or 52%, was a result of lower average cash balances in 2008 compared to 2007 due primarily to the $60 million cash transfer in the AFCC Transaction combined with declining interest rates in the last half of 2007 and into 2008. We classify our cash, cash equivalents and short-term investments as held-for-trading and measure these assets at fair value with changes in fair value recognized in income. The fair values are determined directly by reference to quoted market prices. During the quarter, the investment market continued to be negatively impacted by liquidity and credit market concerns along with increased concerns about a possible U.S. recession. We continue to review our exposure to these issues and have determined that there are no material impacts on our investment portfolio. In addition, we do not hold any asset-backed commercial paper that was issued by a non-bank trust.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary assets over the respective periods. The foreign exchange loss for the first quarter of 2008 resulted primarily from the weakening of the Canadian dollar during the quarter. Compared to the U.S. dollar, the Canadian dollar has weakened from 0.99 at December 31, 2007 to 1.03 at March 31, 2008. We hold Canadian dollar cash and short-term investments to reduce the foreign currency risk inherent in expenditures denominated in Canadian dollars. Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

Other income relates primarily to administrative services contracts with AFCC under which we provide accounting, human resources, information technology and other administrative support.

Gain on assets held for sale were $96.9 million for the three months ended March 31, 2008 reflecting the disposition of automotive assets pursuant to the AFCC Transaction. See discussion in the Financial Overview section.

Equity in loss of associated companies was $2.9 million for the three months ended March 31, 2008, compared to $2.3 million for the same period in 2007 and relate to our share of the losses of EBARA BALLARD Corporation (“EBARA BALLARD”). The increase in equity losses in 2008 is due to EBARA BALLARD’s introduction of the next generation product stack assembly operation in Japan and increased residential cogeneration market development activities.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $75.4 million as at March 31, 2008, a decrease of $70.2 million from the end of 2007. The decrease was driven by the transfer of $60 million to Daimler, Ford and AFCC as part of the closing of the AFCC Transaction combined with a net loss (excluding non-cash items) of $9.0 million and capital expenditures of $1.1 million partially offset by working capital cash inflows of $0.9 million.

For the three months ended March 31, 2008, working capital requirements resulted in cash inflows of $0.9 million compared to cash outflows of $6.4 million for the corresponding period in 2007. In the first quarter of 2008, net cash inflows of $0.9 million were driven by lower accounts receivable of $1.1 million due to the timing of collections of our product and engineering development revenues, combined with lower prepaid expenses of $0.5 million and lower inventory of $2.1 million due primarily to increased automotive shipments and lower platinum inventory. These first quarter of 2008 working capital inflows were partially offset by cash outflows from reductions in accounts payable and accrued liabilities of $2.9 million, primarily reflecting the payment of 2007 employee bonuses. Working capital outflows during the first quarter of 2007 of $6.4 million primarily resulted from accounts payable and accrued liabilities outflows of $4.0 million, primarily reflecting the payment of 2006 employee bonuses, combined with increased inventory purchases of $1.5 million and lower deferred revenue of $0.6 million due to the completion of services and revenue recognition on pre-funded contracts.

Investing activities resulted in cash outflows of $21.6 million for the three months ended March 31, 2008, compared to $2.8 million for the corresponding period in 2007. The increase in cash outflows in the first quarter of 2008 was driven by the $60 million funding requirement to close the AFCC Transaction partially offset by changes in short-term investments that resulted in cash inflows of $40.5 million in the first quarter of 2008. Balances change between cash equivalents and short-term investments as we make investment decisions with regard to the term of investments in response to changes in yield curves in order to improve our investment returns and in response to the AFCC funding requirement. Capital spending of $1.1 million for the three months ended March 31, 2008 was primarily for manufacturing equipment, compared to $0.9 million for the same period in 2007 primarily for testing and research equipment. In the first quarter of 2008, we also made an additional investment of $0.2 million in Chrysalix Energy Limited Partnership.

As at April 27, 2008, we had 82,084,287 common shares issued and outstanding. Also at that date, we had stock options to purchase 5,637,287 of our common shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2008, we had cash, cash equivalents and short-term investments totaling $75.4 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cells and carbon fiber products, the purchase of equipment for our manufacturing and testing facilities, the further development of business systems and low-cost manufacturing processes and the further development of our product distribution and service capabilities.

At this stage of our development, we expect to record losses for at least the next several years as we continue to make significant investments in research, product and market development activities necessary to commercialize our products. Also, because of a number of factors such as lack of data from established markets and product market trends, we are not able to accurately and reliably determine the timing of achieving positive cash flows. Moreover, several of the key factors that influence such determinations are not under our control, including: timing and quantity of products our customers bring to market; market acceptance of such products; and the extent of government support or regulation for the adoption of fuel cell products.

Our financial strategy is to manage our cash resources with strong fiscal discipline; focus on markets with high product and service revenue growth potential; license technology in cases where it is advantageous to us; and access available government funding for research and development projects. In addition, we will likely need to access additional funding, depending on the timing and impact on cash requirements of the various factors noted above. This may include financing from public equity markets, strategic investors or monetizing our interest in AFCC through the share purchase agreement with Ford. Our current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times.

Our actual funding requirements will vary based on the various factors noted above; our relationships with our lead customers and strategic partners; our success in developing new channels to market and relationships with customers; our success in generating revenue growth from near-term product opportunities, such as the Japanese residential cogeneration, materials handling and backup power markets; our working capital requirements; foreign exchange fluctuations; and the progress and results of our research, development and demonstration programs.

Since 2005, we have recorded $16.0 million of engineering development revenue from EBARA BALLARD. Through our agreement with EBARA and EBARA BALLARD, we expect to record $2.0 million in future engineering development revenue through 2008 for the development of our 1kW residential cogeneration fuel cell, subject to the performance of work under the development program. In addition, we expect to receive future license fees of $5.3 million, net of taxes, in 2008. We are committed under our agreements to make $11.4 million in equity contributions to EBARA BALLARD in 2008. The equity contributions represent our proportionate share of EBARA BALLARD’s funding requirements to support its development costs for the 1kW residential cogeneration fuel cell system.

OUTLOOK

We continue to expect overall revenues for 2008 to be between $65 million to $75 million compared to $65.5 million in 2007. We expect 2008 revenues will see downward pressure as we will no longer have the automotive development programs and the associated engineering development revenues (which totaled $15.8 million in 2007) as a result of the AFCC Transaction. However, this reduction is expected to be offset by growth in other areas of our business. Power Generation product revenue is expected to increase due to volume increases in our materials handling and backup power markets. Lower residential cogeneration revenues are expected in 2008 due to the transition in 2008 to a lower cost product which is in the final stages of testing and evaluation combined with the delivery of fuel cell membrane electrode assemblies (“MEA’s” - a key component of a fuel cell) instead of fuel cell stacks as the fuel cell stacks will be assembled in Japan by our joint venture partner, EBARA BALLARD. In addition, 2008 unit allotments for EBARA BALLARD under the Japanese government’s Large Scale Monitoring Program were lower than anticipated, however, this is not expected to have a material impact on our revenue guidance. Power Generation service revenues in 2008 are expected to be similar to 2007 representing non-recurring engineering service revenues for government contracts in the materials handling and backup power markets. In addition, we expect to see decreased engineering development revenue from our 1kW residential cogeneration fuel cell development program due to the completion of the current development program in 2008. Automotive product and service revenues are expected to increase in 2008 due to increased fuel cell bus product shipments combined with the provision of manufacturing, testing and other engineering services to AFCC and the continued manufacturing of the automotive fuel cell products for existing Daimler and Ford vehicle and development program requirements. Material Product revenues in 2008 are expected to be similar to 2007 as higher revenues in the third and fourth quarters are expected to offset the negative first quarter impacts of a labor strike affecting a key customer.

We continue to expect our operating cash consumption (see Non-GAAP Measures) for 2008 to be between $20 million to $30 million compared to $38.1 million in 2007, assuming no material fluctuations in U.S. / Canadian dollar exchange rates. Our operating cash consumption of $9.2 million for the first quarter of 2008 was impacted by the payment of 2007 employee cash bonuses of $5.8 million, which will not reoccur in the remainder of 2008. A primary driver for this reduction in operating cash consumption for 2008 is that we expect research and product development costs to decrease as increases in our activities in the materials handing, back-up power and residential cogeneration markets will be more than offset by lower automotive spending due to the AFCC Transaction.

We continue to believe that our current cash, cash equivalents and short-term investment are sufficient to meet our planned growth and development activities to the end of 2010 without considering any possible proceeds from monetizing our interest in AFCC through either a collateralization or assignment of the share purchase agreement with Ford.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

We maintain a 19.9% interest in AFCC which is subject to a share purchase agreement under which Ford, either at our option or Ford’s election, will purchase our interest in AFCC at any time after January 31, 2013 for $65 million plus interest accruing at LIBOR. The purchase may take place earlier than January 31, 2013 if certain other events occur.

Under Canadian GAAP, this share purchase agreement is considered a derivative instrument and is therefore measured and recorded at its fair value on the closing of the AFCC Transaction. We have recorded this derivative at its fair value of $1 representing the difference between the discounted present value of the share purchase agreement on closing and the value of the underlying transferred AFCC assets; this derivative instrument will be carried at cost and will not be marked to market each reporting period as we do not believe it is possible to regularly determine a reliable fair value for the derivative. If this share purchase agreement were to be exercised on January 31, 2013, we anticipate that we would receive proceeds of approximately $74 million (based on current interest rates) and record an estimated gain of approximately $73 million on the sale of our remaining 19.9% interest in AFCC.

We did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests. Periodically, we use foreign exchange contracts to manage our exposure to currency rate fluctuations. We record these derivatives at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are recorded in our consolidated statements of operations. However, as at March 31, 2008, there were no material forward exchange contracts outstanding.

As at March 31, 2008, there were no significant changes in our contractual obligations and commercial commitments from those reported in our “Management’s Discussion and Analysis” for the year ended December 31, 2007.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel and our equity-accounted investees. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices. Related parties include EBARA BALLARD and EBARA Corporation and Daimler and Ford prior to the closing of the AFCC Transaction on January 31, 2008. AFCC is not considered to be a related party as we do not have the ability to exercise significant influence over AFCC’s strategic operating, investing or financing policies.

We earn revenues from related parties from the sale of products and services and from engineering development revenues. We also purchase supplies and services from related parties, which are used in the production of our fuel cell products. We provide funding to related parties for the purposes of conducting research and development on our behalf. We have also purchased intellectual property and obtained and granted licenses to and from related parties. As a result of the AFCC Transaction, related party transactions are expected to be reduced.

Related party transactions and balances are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended Mar 31,
Transactions with related parties	2008	2007
Revenues from products, engineering services and other	$4,934	$8,159
Purchases	$99	$152

(Expressed in thousands of U.S. dollars)	As at March 31,
Balances with related parties	2008	2007
Accounts receivable	$7,135	$8,991
Accounts payable and accrued liabilities	$63	$124

In addition, the AFCC Transaction is a related party transaction, a summary of which is described in the Financial Overview section.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts)	Quarter ended,
	Mar 31,	Dec 31,	Sep 30,	Jun 30,
	2008	2007	2007	2007
Product and service revenue	$12,687	$10,591	$12,619	$10,464
Engineering development revenue	3,356	9,474	4,947	3,841
Total revenue	$16,043	$20,065	$17,566	$14,305

Net income (loss)	$81,045	$(15,891)	$(16,018)	$(11,140)
Net income (loss) per share	$0.87	$(0.14)	$(0.14)	$(0.10)
Income (loss) from continuing operations	$81,045	$(15,891)	$(15,589)	$(10,814)
Net income (loss) per share from continuing	$0.87	$(0.14)	$(0.14)	$(0.10)
operations
Weighted average common shares outstanding	93,447	114,742	114,593	114,591
(000’s)

	Mar 31,	Dec 31,	Sep 30,	Jun 30,
	2007	2006	2006	2006
Product and service revenue	$9,678	$11,679	$7,919	$9,796
Engineering development revenue	3,918	4,791	3,539	2,687
Total revenue	$13,596	$16,470	$11,458	$12,483

Net loss	$(14,254)	$(128,748)	$(17,857)	$(17,348)
Net loss per share	$(0.12)	$(1.13)	$(0.16)	$(0.15)
Loss from continuing operations	$(14,516)	$(14,125)	$(14,891)	$(13,627)
Net loss per share from continuing operations	$(0.12)	$(0.12)	$(0.13)	$(0.12)
Weighted average common shares outstanding	114,370	114,213	113,289	113,187
(000’s)

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net income (loss) for the above periods were affected primarily by the following factors:

  Product and service revenues: Increased shipments of automotive and power generation fuel cell products have offset the decline of automotive service revenues. Service activities related to our fuel cell bus programs were significant through 2006 and declined in the first quarter of 2007. Variations in automotive fuel cell product revenues reflect the timing of our customer’s fuel cell vehicle and field trial deployments.

  Engineering development revenue: Variations in engineering development revenue reflect the timing of work performed and the achievements of milestones under the 1kW residential cogeneration fuel cell development program and from automotive fuel cell programs. As a result of the AFCC Transaction, there were no automotive fuel program engineering development revenues subsequent to January 2008.

  Operating expenditures: Variations in operating expenses primarily reflect changes in the value of the Canadian dollar versus the U.S. dollar. Operating expenses have declined in the first quarter of 2008 due to the disposition of our automotive fuel cell programs in the AFCC Transaction. Operating expenses increased in the fourth quarter of 2007 due to severance and related costs of approximately $4.1 million incurred in conjunction with the AFCC Transaction.

  Depreciation and amortization: Depreciation and amortization has declined for the first quarter of 2008 due to the transfer of certain intangible assets in the AFCC Transaction. Depreciation and amortization expense increased in the fourth quarter of 2007 due to the acceleration of amortization on expired patents. Depreciation and amortization has declined for the first three quarters of 2007 and for the fourth quarter of 2006 as a significant amount of intangible assets acquired in 2001 became fully amortized in 2006.

  Investment and other income: Investment income has continually declined for the last eight quarters due to declines in our cash and short-term investment portfolios and declines in interest rates. Investment and other income was positively impacted in the second, third and fourth quarters of 2007 for foreign exchange gains of $4.2 million, $3.3 million, and $0.7 million, respectively, and was negatively impacted in the first quarter of 2008 for foreign exchange losses of $1.3 million, due to fluctuations in the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated cash and short-term investments. Other income increased in the first quarter of 2008 due to the provision of administrative services to AFCC.

  Loss on disposal and write-down of long-lived assets: The net loss for the third quarter of 2007 was significantly impacted by a $4.6 million write-down of our investment in Advanced Energy Technology Inc.

  Gain on sale of assets held for sale: The net income for the first quarter of 2008 was significantly impacted by a $96.9 million gain on the sale of assets pursuant to the AFCC Transaction.

  Loss from discontinued operations: The loss from discontinued operations in the fourth quarter of 2006 was significantly impacted by a $111.4 million loss on disposal as a result of the announced sale of our electric drive operations. The first quarter of 2007 reflected a gain on disposition of assets held for sale of $2.9 million related to employee future benefit plan curtailments.

RISKS & UNCERTAINTIES

Risks and uncertainties related to economic and industry factors are described in detail in our 2008 Annual Information Form and remain substantially unchanged.

Additional information relating to Ballard, including our Annual Information Form and other filings, can be found on Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities. These documents are also available on our website at www.ballard.com

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

As at March 31, 2008, no changes have occurred since the prior quarter to our disclosure controls or to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Non-GAAP Measures

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. A description of non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Normalized net loss measures our net loss after excluding items that are unusual in nature or do not reflect the normal continued operating activity of the business. Gains on sale of assets held for sale, losses from discontinued operations and write-downs of long-lived assets are not considered part of our core activities, and are expected to occur infrequently. Therefore we have removed these in our calculation of normalized net loss. We believe normalized net loss assists investors in assessing our performance.

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
Normalized net loss	2008	2007
Reported net income (loss)	$81,045	$(14,254)
Loss on disposal and write-down of long-lived assets	19	20
Gain on sale of assets	(96,916)	-
Gain from discontinued operations	-	(262)
Normalized net loss	$(15,852)	$(14,496)
Normalized net loss per share	$(0.17)	$(0.13)

Operating cash consumption measures the amount of cash required to fund the operating activities of our business and excludes financing and investing activities except for additions to property, plant and equipment. We believe operating cash consumption assists investors in assessing our requirements to fund operations.

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
Operating cash consumption	2008	2007
Cash used by operations	$(8,113)	$(15,156)
Additions to property, plant and equipment	(1,055)	(945)
Operating cash consumption	$(9,168)	$(16,101)

BALLARD POWER SYSTEMS INC. Consolidated Balance Sheets (Expressed in thousands of U.S. dollars)

	March 31,	December 31,
	2008	2007
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$19,659	$49,340
Short-term investments	55,760	96,234
Accounts receivable	17,871	18,963
Inventories	12,750	14,859
Prepaid expenses and other current assets	1,237	1,740
Current assets held for sale (note 3)	-	105
	107,277	181,241

Property, plant and equipment	41,954	42,906
Intangible assets	4,159	4,303
Goodwill	48,106	48,106
Investments (note 5)	4,748	3,250
Long-term assets held for sale (note 3)	-	16,286
Other long-term assets	-	2,599
	$206,244	$298,691

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$13,431	$20,042
Deferred revenue	220	169
Accrued warranty liabilities	868	752
Current liabilities held for sale (note 3)	-	1,933
	14,519	22,896

Long-term liabilities (note 6)	20,352	17,606
	34,871	40,502

Shareholders’ equity:
Share capital (note 7)	832,485	1,174,821
Contributed surplus	246,765	72,290
Accumulated deficit	(907,641)	(988,686)
Accumulated other comprehensive loss	(236)	(236)
	171,373	258,189
	$206,244	$298,691

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC. Consolidated Statements of Operations and Comprehensive Income (Loss) Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Three months ended March 31,
	2008	2007
Revenues:
Product and service revenues	$12,687	$9,678
Engineering development revenue	3,356	3,918
Total revenues	16,043	13,596
Cost of revenues and expenses:
Cost of product and service revenues	10,529	6,469
Research and product development	11,324	13,230
General and administrative	4,112	3,552
Marketing and business development	1,620	1,724
Depreciation and amortization	1,594	3,679
Total cost of revenues and expenses	29,179	28,654

Loss before undernoted	(13,136)	(15,058)
Investment and other income	172	2,897
Loss on disposal and write-down of long-lived assets	(19)	(20)
Gain on assets held for sale (note 3)	96,916	-
Equity in loss of associated companies	(2,869)	(2,335)
Income (loss) from continuing operations before
income taxes	81,064	(14,516)
Income tax expense	19	-
Income (loss) from continuing operations for period	81,045	(14,516)
Income from discontinued operations for period (note 4)	-	262
Net income (loss) and comprehensive
income (loss) for period	$81,045	$(14,254)
Basic earnings (loss) per share	$0.87	$(0.12)

Diluted earnings per share	$0.86	-

Weighted average number of common
shares outstanding - basic	93,446,820	114,370,435
Weighted average number of common
shares outstanding – diluted	94,022,941	-

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC. Consolidated Statements of Cash Flows Unaudited (Expressed in thousands of U.S. dollars)

	Three months ended March 31,
	2008	2007
Cash provided by (used for):
Operating activities:
Net income (loss)	$81,045	$(14,254)
Items not affecting cash:
Compensatory shares	1,837	1,858
Depreciation and amortization	2,133	4,241
Loss on disposal and write-down of long- lived assets
from continuing operations	19	20
Gain on disposal of long-lived assets from
discontinued operations	-	(2,873)
Gain on assets held for sale	(96,916)	-
Equity in loss of associated companies	2,869	2,335
Other	-	(98)
	(9,013)	(8,771)
Changes in non-cash working capital:
Accounts receivable	1,092	(154)
Inventories	2,109	(1,501)
Prepaid expenses and other current assets	503	267
Accounts payable and accrued liabilities	(2,935)	(4,015)
Deferred revenue	51	(645)
Accrued warranty liabilities	116	(361)
Net current assets and liabilities held for sale (note 3)	(36)	24
	900	(6,385)
Cash used by operations	(8,113)	(15,156)

Investing activities:
Net decrease (increase) in short-term investments	40,474	(5,666)
Additions to property, plant and equipment	(1,055)	(945)
Disposition of assets held for sale, net (note 3)	(60,628)	3,595
Investments	(236)	-
Long-term liabilities	(123)	214
	(21,568)	(2,802)
Financing activities:	-	-

Decrease in cash and cash equivalents	(29,681)	(17,958)
Cash and cash equivalents, beginning of period	49,340	61,399
Cash and cash equivalents, end of period	$19,659	$43,441

Supplemental disclosure of cash flow information (note 8)
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC. Consolidated Statements of Shareholders’ Equity Unaudited (Expressed in thousands of U.S. dollars)

				Accumulated
				other	Total
		Contributed	Accumulated	comprehensive	shareholders’
	Share capital	surplus	deficit	loss	equity
Balance, December 31, 2006	1,169,778	66,935	(931,384)	(236)	305,093
Net loss	-	-	(57,302)	-	(57,302)
Share distribution plan	5,043	5,355	-	-	10,398
Balance, December 31, 2007	1,174,821	72,290	(988,686)	(236)	258,189
Net income	-	-	81,045	-	81,045
Cancellation of common shares
upon disposition of assets
held for sale	(349,438)	175,538	-	-	(173,900)
Share distribution plan	7,102	(1,063)	-	-	6,039
Balance, March 31, 2008	$832,485	$246,765	$(907,641)	$(236)	$171,373

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC. Notes to Consolidated Financial Statements Unaudited (Tabular amounts expressed in thousands of U.S. dollars except per share amounts and number of shares)

1.	Basis of presentation:

The accompanying financial information reflects the same accounting policies and methods of application as the Corporation’s consolidated financial statements for the year ended December 31, 2007, except for the changes in accounting policies described in note 2. The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles (“GAAP”) because certain information included in the Corporation’s consolidated financial statements for the year ended December 31, 2007 has not been included in this report. These consolidated financial statements are unaudited but reflect all adjustments required for the fair presentation in accordance with GAAP and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2007.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

2.	Changes in accounting policies:

Effective January 1, 2008, the Corporation adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures (“Section 1535”). This new section establishes standards for disclosing information about an entity’s capital and how it is managed. This standard requires an entity to disclose: (i) its objectives, policies and processes for managing capital; (ii) summary quantitative data about what it manages as capital; (iii) whether during the period it complied with any externally imposed capital requirements to which it is subject; and (iv) when the entity has not complied with such requirements, the consequences of such non-compliance (note 10).

3.	Disposition of Automotive Assets:

On January 31, 2008, the Corporation completed the sale of its automotive fuel cell research and development assets (“the AFCC Transaction”) to Daimler AG (“Daimler”), Ford Motor Company (“Ford”) and a newly created private corporation, AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”). AFCC was created to carry on the development of automotive fuel cells for Daimler and Ford. Under the terms of the AFCC Transaction, the Corporation transferred to Daimler, Ford and AFCC its automotive fuel cell test equipment, automotive fuel cell inventory, $60,000,000 in cash, the automotive fuel cell warranty liabilities, all automotive fuel cell development contracts between Ballard, Daimler and Ford, 80.1% of the outstanding shares of AFCC (note 5), 112 personnel and related office equipment. In exchange, Daimler and Ford returned to the Corporation an aggregate of 34,261,298 of its common shares valued at $173,900,000, one Class A share and one Class B share, collectively representing Daimler and Ford’s entire direct and indirect equity interest in the Corporation.

BALLARD POWER SYSTEMS INC. Notes to Consolidated Financial Statements Unaudited (Tabular amounts expressed in thousands of U.S. dollars except per share amounts and number of shares)

3.	Disposition of Automotive Assets (cont’d):

The Corporation recorded a gain of $96,916,000 on the closing of the AFCC Transaction.

Proceeds on disposal	$173,900
Cash transferred to Daimler and Ford	(58,000)
Disposal costs	(3,752)
Net proceeds	112,148
Net investment in automotive assets as of January 31, 2008	(15,232)
Net gain on disposal	$96,916

As the Corporation will have significant continuing involvement with AFCC, the historic results of the operations transferred will continue to be reported in results from continuing operations.

Included in the assets and liabilities held for sale related to the AFCC Transaction at December 31, 2007 are:

2007
Inventories	$105
Current assets held for sale	$105

Property, plant and equipment	$2,331
Intangible assets	10,150
Goodwill	3,805
Long-term assets held for sale	$16,286

Accrued warranty liabilities	$1,933
Current liabilities held for sale	$1,933

4.	Disposition of Ballard Power Systems Corporation:

On February 15, 2007, the Corporation disposed of its electric drive operations, Ballard Power Systems Corporation (“BPSC”), an indirectly wholly-owned subsidiary, to a third party. Net proceeds on disposition were $1,689,000, which included cash proceeds of $3,754,000, partly offset by disposal costs and purchase price adjustments of $2,065,000. The total net loss on disposal of $108,464,000 was recorded as a net loss of $111,355,000 in 2006 and an offsetting net gain of $2,891,000 in 2007 primarily as a result of employee future benefit plan curtailments. Upon closing, the Corporation ceased to consolidate the results of BPSC.

The results of operations of BPSC have been presented as discontinued operations in the prior period figures. The results of BPSC had previously been reported in both the Power Generation and Automotive segments.

BALLARD POWER SYSTEMS INC. Notes to Consolidated Financial Statements Unaudited (Tabular amounts expressed in thousands of U.S. dollars except per share amounts and number of shares)

4.	Disposition of Ballard Power Systems Corporation (cont’d):

Net income from discontinued operations up to the date of sale is as follows:

Three months ended March 31, 2007
Loss from operating activities	$(2,605)
Curtailment gain on employee benefit plans	2,867
Income from discontinued operations	$262

5.	Investments:

		March 31,		December 31,
		2008		2007
	Amount	Percentage	Amount	Percentage
		Ownership		Ownership
Chrysalix Energy Limited Partnership	$3,486	15.0%	$3,250	15.0%
AFCC (note 3)	1,262	19.9%		-
	$4,748		$3,250

Chrysalix Energy Limited Partnership (“Chrysalix”) is carried at cost. During the three months ended March 31, 2008 and 2007, the Corporation made additional investments of $236,000 and nil, respectively, in Chrysalix.

The Corporation maintains a 19.9% interest in AFCC which is carried at cost and is subject to a share purchase agreement under which Ford, either at the option of the Corporation or Ford’s election, will purchase the Corporation’s interest in AFCC at any time after January 31, 2013 for $65,000,000 plus interest accruing at LIBOR. The purchase may take place earlier than January 31, 2013 if certain events occur. The Corporation has no obligation to fund any of AFCC’s operating expenses. This share purchase agreement is considered to be a derivative instrument and was recorded at its fair value of $1 on the closing of the AFCC Transaction.

6.	Long-term liabilities:

	March 31,	December 31,
	2008	2007
Investment in EBARA BALLARD Corporation	$13,404	$10,536
Deferred revenue	3,760	3,760
Employee future benefit plan	1,909	1,971
Asset retirement obligation	1,279	1,339
	$20,352	$17,606

BALLARD POWER SYSTEMS INC. Notes to Consolidated Financial Statements Unaudited (Tabular amounts expressed in thousands of U.S. dollars except per share amounts and number of shares)

6.	Long-term liabilities (cont’d):

During the three months ended March 31, 2008 and 2007, $2,869,000 and $2,335,000, respectively, was recorded against the investment in EBARA BALLARD, representing the Corporation’s proportionate share of EBARA BALLARD’s equity loss. EBARA BALLARD is accounted for using the equity method. As the Corporation’s proportionate share of losses from EBARA BALLARD has exceeded the Corporation’s net funded investment, the net investment has been presented in long-term liabilities. As the Corporation provides future funding to EBARA BALLARD, the net liability balance will be reduced.

The Corporation maintains a defined benefit pension plan for employees in the United States. The benefits under the pension plan are based on years of service and salary levels. Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits. During the three months ended March 31, 2008 and 2007, $125,000 and $297,000, respectively, was recorded as defined benefit expense of the Corporation’s defined benefit pension plan and other benefit plan, in aggregate.

7.	Share capital:

During the three months ended March 31, 2008 and 2007, compensation expense of $917,000 and $763,000, respectively, was recorded in net income as a result of fair value accounting for stock options.

During the three months ended March 31, 2008 and 2007, options to purchase 675,612 and 797,259 common shares, respectively, were granted with a weighted average fair value of $2.81 and $3.99, respectively, and vesting periods of two to three years. The fair value of options issued during the period was determined using the Black-Scholes valuation model under the following assumptions:

	Three months ended March 31,
	2008	2007
Expected life	7 years	7 years
Expected dividends	Nil	Nil
Expected volatility	50%	55%
Risk-free interest rate	4%	4%

As at March 31, 2008 and 2007, options to purchase 5,649,576 and 6,226,804 common shares, respectively, were outstanding.

BALLARD POWER SYSTEMS INC. Notes to Consolidated Financial Statements Unaudited (Tabular amounts expressed in thousands of U.S. dollars except per share amounts and number of shares)

8.	Supplemental disclosure of cash flow information:

	Three months ended March 31,
	2008	2007
Non-cash financing and investing activities:
Compensatory shares	$7,122	$2,651
Accrued disposition costs (note 3)	625	-
Shares cancelled from disposition of assets held for sale (note 3)	173,900	-

9.	Segmented financial information:

The Corporation’s business operates in three market segments: Power Generation, Automotive and Material Products. The Corporation designs, develops, manufactures, sells and services fuel cell products for the Power Generation market segment, which includes activities in the materials handling, backup power and residential cogeneration markets. The Corporation’s business activities in the Automotive market segment include the design, development, manufacture, sale and servicing of fuel cell products for the bus market, contract manufacturing of light-duty automotive fuel cell products and testing and engineering services provided to AFCC. The Corporation’s Material Products segment designs, develops, manufactures and sells carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion layer materials for the fuel cell industry. Segmented information excludes amounts reported as discontinued operations.

Segment revenues and segment income (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product and service revenues and expenses for which management is held accountable. Segment expenses include research and product development costs directly related to individual segments.

Costs associated with shared services and other shared costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, marketing and business development, and general and administrative, which apply generally across all segments and are reviewed separately by senior management. A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property, are common across the segments. Therefore, management does not classify asset information on a segmented basis. Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

BALLARD POWER SYSTEMS INC. Notes to Consolidated Financial Statements Unaudited (Tabular amounts expressed in thousands of U.S. dollars except per share amounts and number of shares)

9.	Segmented financial information (cont’d):

	Three months ended March 31,
	2008	2007
Revenues
Power Generation	$4,515	$3,818
Automotive	8,613	5,695
Material Products	2,915	4,083
	$16,043	$13,596
Segment income (loss) for period (1)
Power Generation	$73	$954
Automotive	1,393	(1,100)
Material Products	(431)	537
Total	1,035	391
Corporate amounts
Research and product development	(6,845)	(6,494)
General and administrative	(4,112)	(3,552)
Marketing and business development	(1,620)	(1,724)
Depreciation and amortization	(1,594)	(3,679)
Investment and other income	172	2,897
Loss on disposal and write-down of long-
lived assets	(19)	(20)
Gain on assets held for sale	96,916	-
Equity in loss of associated companies	(2,869)	(2,335)
Income (loss) from continuing operations
before income taxes	$81,064	$(14,516)

(1)	Research and product development costs directly related to segments are included in segment income (loss) for the period.

10.	Capital Disclosures:

As at March 31, 2008, the Corporation had capital resources consisting of cash, cash equivalents and short-term investments totaling $75,419,000. The Corporation does not have any debt or externally imposed capital requirements to which it is subject.

The Corporation’s objectives when managing capital are to manage its cash resources with strong fiscal discipline; focus on markets with high product and service revenue growth potential; license technology in cases where it is advantageous to the Corporation; and access available government funding for research and development projects. The Corporation’s current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times. The Corporation will likely need to access additional funding, depending on the timing and impact on cash requirements of the various factors noted above. This may include financing from public equity markets or strategic investors or monetizing the Corporation’s interest in AFCC through either a collateralization or assignment of the share purchase agreement with Ford (note 5).